Exhibit 99.2

AMENDMENT NO. 1 TO THE
LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN

WHEREAS, Laclede Gas Company (the “Company”) maintains the Laclede Gas Company Wage Deferral Savings Plan, amended and restated effective August 1, 2014 (the “Plan”);

WHEREAS, the Company has retained the right to amend the Plan;

WHEREAS, the Company wishes to amend the Plan to add certain language as required by the Internal Revenue Service as a condition to receiving a determination letter;

WHEREAS, the Company wishes to amend the Plan to change the Plan Year effective January 1, 2017; and

WHEREAS, the Company wishes to make certain other changes to the Plan.

NOW, THEREFORE, the Plan is hereby amended, effective as of August 1, 2016, as set forth herein.

1.All references to “The Laclede Group, Inc.” in the Plan are hereby eliminated and replaced with references to “Spire Inc.”

2.Section 2.10 of the Plan is hereby amended to add the following language to the end of the Section:

In addition, the Service Period of an Employee who terminates employment by reason of the pregnancy of the Employee, the birth of a child of the Employee, the placement of a child with the Employee in connection with the adoption of the child by the Employee or the care of a child for a period immediately following such a birth or placement and who is reemployed by the Company or a Related Company within twenty four (24) consecutive months after such cessation of employment shall include the period of severance.

3.Section 2.16 of the Plan is hereby amended and restated in its entirety to read as follows:

2.16    "Enrollment Date"
A date established by the Administrator on which Employees who satisfy the requirements of Section 3.1 of this Plan become Participants and on which other actions shall or may be taken. Beginning August 1, 2012, there shall be an Enrollment Date which shall be as soon as administratively practicable after the Employee has satisfied the requirements of Section 3.1. Prior to August 1, 2012, there were two Enrollment Dates in a Plan Year, those being, August 1 and February 1.

4.Section 2.32 of the Plan is hereby amended and restated in its entirety to read as follows:

2.32    "Plan Year"
The twelve (12) month period commencing August 1 and ending on the following July 31. Effective January 1, 2017, the Plan Year will be the twelve (12) month period commencing January 1 and ending on the following December 31. There will be a short Plan Year commencing August 1, 2016 and ending December 31, 2016.

5.    Section 9.3(b)(vii) of the Plan is hereby deleted in its entirety.

6.    Section 9.3(c)(vii) of the Plan is hereby amended and restated in its entirety to read as follows:

(vii)
A Participant who receives a hardship distribution, as provided in this Section 9.3(c), or who has one (1) or more outstanding loans and receives an additional loan to relieve a hardship, as provided in Section 9.3(c)(iv), shall not be permitted to make Wage Deferral Contributions pursuant to this Plan until the first payroll date of the calendar month following the expiration of a six (6) month period after receipt of either such hardship distribution or such new loan in lieu of the hardship distribution. The Participant must give the Trustee adequate notice to resume Wage Deferral Contributions, and such Wage Deferral Contributions will begin as soon as administratively feasible.

7.The first paragraph of Section 9.6 of the Plan is hereby amended and restated in its entirety to read as follows:

An eligible Employee, or an Employee who would be an eligible Employee except that such Employee fails to satisfy the minimum age and/or Service Period requirements as defined in Section 3.1, may contribute to the Trust an Eligible Rollover Distribution.

8.Except as otherwise provided in this Amendment, the provisions of the Plan remain in full force and effect.

This amendment is adopted this 29th day of September, 2016.

LACLEDE GAS COMPANY

By:    /s/ Gerard J. Gorla

Title:    Vice President, Human Resources

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